Exhibit 1.02

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Names President of CDC Games International

Jeffrey Longoria Moves From CDC Software to Take Key Leadership Position

BEIJING, ATLANTA – Oct. 22, 2007 – CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that Jeffrey Longoria has been appointed as president of CDC Games International (CGI). CGI, a subsidiary of CDC Games, was created to launch new games internationally and to position CDC Games as a global publisher of online games.

Jeffrey Longoria takes the position of president of CDC Games International, moving over from CDC Software, a sister company in the CDC family. At CDC Software, Longoria most recently served as senior vice president of strategic alliances where he and his team managed key relationships with technology, consulting and channel partners, including the strategic relationship with Microsoft for CDC Software, CDC Games and other companies in the CDC family. Longoria came to CDC Software through the acquisition of c360 in May 2006. At c360, a global provider of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM, Longoria headed sales, where he and his team grew sales 173 percent in the first quarter of 2007 compared to the first quarter of 2006 through a distribution network that now totals more than 700 authorized partners. Longoria will work from the Atlanta, Georgia, U.S. office, the headquarters of CDC Games USA, a business unit of CDC Games International.

“We are very happy to have Jeffrey assume the top leadership position of CDC Games International,” said Peter Yip, CEO of CDC Games. “Jeffrey’s experience is ideally suited to driving our growth objectives as we expand CDC Games internationally. Additionally, this move is a great example of the deep and diverse management experience we possess throughout the CDC family of companies. This unique flexibility gives us a significant competitive advantage across our global organization.”

“The key to success for CDC Games International will be our partnerships, both in terms of license relationships with games developers and distribution relationships for the games we choose to market via third parties,” said Jeffrey Longoria, president of CDC Games International. “With the solid foundation we have established in China, our opportunity for global expansion is significant. I look forward to forging the mutually beneficial partnerships that will propel the growth and success of CDC Games International.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the future growth by CDC Games in Japan and CDC Games International, the ability to successfully publish additional games with online games providers, the ability to become a leading global online games company, the ability to enter into successful partnerships with games developments and distribution relationships and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, the introduction of competitive products and technology, and the attractiveness of the products in the CDC Games portfolio. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise